Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2021 and 2020 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three months ended September 30, 2021 and 2020 and for the nine months ended September 30, 2021 and 2020, the consolidated statements of changes in equity and cash flows for the nine months then ended, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2021 and 2020, its consolidated financial performance for the three months ended September 30, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2021 and 2020 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche
Taipei, Taiwan
Republic of China

November 5, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2021 (Reviewed)		December 31, 2020 (Audited)		September 30, 2020 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS

Cash and cash equivalents (Note 6)	$23,577,346	4	$30,419,655	6	$17,703,012	4
Financial assets at fair value through profit or loss (Note 7)	2,401	—	9,897	—	7,240	—
Hedging financial assets (Note 20)	—	—	1,752	—	7,841	—
Contract assets (Note 30)	5,340,164	1	5,331,246	1	5,169,966	1
Trade notes and accounts receivable, net (Notes 9, 13 and 30)	21,381,611	4	22,621,902	5	22,595,966	5
Receivables from related parties (Note 38)	66,361	—	230,696	—	690,145	—
Inventories (Notes 10 and 39)	13,080,419	3	12,408,903	3	15,167,360	3
Prepayments (Note 11)	5,077,953	1	2,306,246	—	4,868,631	1
Other current monetary assets (Notes 12 and 35)	5,241,261	1	6,123,665	1	5,576,298	1
Other current assets (Notes 19 and 39)	3,093,606	1	2,349,097	—	3,366,624	—

Total current assets	76,861,122	15	81,803,059	16	75,153,083	15

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,231,096	—	677,202	—	699,689	—
Financial assets at fair value through other comprehensive income (Notes 8 and 35)	3,334,970	1	7,193,174	2	7,632,641	2
Investments accounted for using equity method (Notes 14 and 35)	7,236,929	2	6,893,001	1	7,017,970	2
Contract assets (Note 30)	2,375,636	—	2,495,302	—	2,356,776	—
Property, plant and equipment (Notes 13, 15, 35, 38 and 39)	284,620,855	58	281,415,943	56	279,241,678	56
Right-of-use assets (Note 16)	10,491,845	2	11,009,206	2	11,159,348	3
Investment properties (Notes 17 and 35)	9,589,763	2	9,621,322	2	8,171,495	2
Intangible assets (Notes 13, 18 and 35)	85,490,442	17	90,284,560	18	91,885,832	19
Deferred income tax assets (Note 3)	3,015,458	1	3,132,713	1	3,348,788	—
Incremental costs of obtaining contracts (Note 30)	971,665	—	999,593	—	975,788	—
Net defined benefit assets (Note 3)	3,929,023	1	3,372,555	1	2,285,109	—
Prepayments (Note 11)	1,891,625	—	2,213,521	—	2,340,922	—
Other noncurrent assets (Notes 19, 35, 39 and 40)	4,841,387	1	5,266,841	1	5,191,151	1

Total noncurrent assets	419,020,694	85	424,574,933	84	422,307,187	85

TOTAL	$495,881,816	100	$506,377,992	100	$497,460,270	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$66,000	—	$67,000	—	$75,000	—
Short-term bills payable (Note 22)	—	—	6,999,198	1	11,990,829	3
Financial liabilities at fair value through profit or loss (Note 7)	—	—	143	—	19	—
Hedging financial liabilities (Note 20)	9,330	—	—	—	—	—
Contract liabilities (Notes 30 and 38)	13,905,112	3	13,436,706	3	16,184,042	4
Trade notes and accounts payable (Note 25)	13,695,667	3	15,590,814	3	13,256,209	3
Payables to related parties (Note 38)	485,332	—	645,944	—	494,388	—
Current tax liabilities (Note 3)	2,794,089	1	4,369,241	1	2,580,457	—
Lease liabilities (Notes 16, 35 and 38)	3,243,039	1	3,381,571	1	3,272,130	—
Other payables (Notes 26 and 35)	23,670,300	4	23,987,962	5	22,189,496	5
Provisions (Notes 13 and 27)	257,945	—	313,555	—	240,296	—
Current portion of long-term loans (Notes 23 and 39)	—	—	1,600,000	—	1,600,000	—
Other current liabilities	920,909	—	1,042,977	—	956,329	—

Total current liabilities	59,047,723	12	71,435,111	14	72,839,195	15

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,600,000	—	—	—	—	—
Bonds payable (Note 24)	26,975,582	5	19,980,272	4	19,979,473	4
Contract liabilities (Note 30)	6,819,317	2	7,289,087	2	6,508,142	2
Deferred income tax liabilities (Note 3)	2,188,487	—	1,966,538	—	1,953,561	—
Provisions (Note 27)	132,775	—	100,616	—	105,323	—
Lease liabilities (Notes 16, 35 and 38)	5,948,847	1	6,215,096	1	6,300,425	1
Customers’ deposits (Note 38)	4,826,659	1	4,826,679	1	4,702,387	1
Net defined benefit liabilities (Note 3)	3,434,689	1	3,415,331	1	3,612,832	1
Other noncurrent liabilities	3,081,834	1	1,890,805	—	1,801,816	—

Total noncurrent liabilities	55,008,190	11	45,684,424	9	44,963,959	9

Total liabilities	114,055,913	23	117,119,535	23	117,803,154	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 29)
Common stocks	77,574,465	16	77,574,465	15	77,574,465	16

Additional paid-in capital	171,279,116	34	171,261,379	34	171,272,215	34

Retained earnings
Legal reserve	77,574,465	16	77,574,465	15	77,574,465	16
Special reserve	2,675,419	1	2,675,419	1	2,675,419	—
Unappropriated earnings	41,723,981	8	47,918,166	10	38,753,327	8

Total retained earnings	121,973,865	25	128,168,050	26	119,003,211	24

Others	(483,416)	—	927,122	—	868,533	—

Total equity attributable to stockholders of the parent	370,344,030	75	377,931,016	75	368,718,424	74
NONCONTROLLING INTERESTS (Notes 13 and 29)	11,481,873	2	11,327,441	2	10,938,692	2

Total equity	381,825,903	77	389,258,457	77	379,657,116	76

TOTAL	$495,881,816	100	$506,377,992	100	$497,460,270	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$50,885,502	100	$52,171,326	100	$150,587,632	100	$148,129,189	100
OPERATING COSTS (Notes 10, 28, 30, 31, 38 and 44)	32,045,819	63	34,505,914	66	94,996,966	63	94,697,928	64

GROSS PROFIT	18,839,683	37	17,665,412	34	55,590,666	37	53,431,261	36

OPERATING EXPENSES (Notes 9, 28, 31, 38 and 44)
Marketing	5,133,627	10	5,142,574	10	15,063,012	10	15,392,969	10
General and administrative	1,223,057	2	1,151,224	2	3,805,637	2	3,512,404	2
Research and development	935,528	2	980,526	2	2,703,773	2	2,877,722	2
Expected credit loss (reversal of credit loss)	100,706	—	(45,390)	—	187,601	—	58,588	—

Total operating expenses	7,392,918	14	7,228,934	14	21,760,023	14	21,841,683	14

OTHER INCOME AND EXPENSES (Note 31)	(4,904)	—	285,688	1	(2,114)	—	273,854	—

INCOME FROM OPERATIONS	11,441,861	23	10,722,166	21	33,828,529	23	31,863,432	22

NON-OPERATING INCOME AND EXPENSES
Interest income	27,717	—	21,187	—	74,071	—	93,362	—
Other income (Notes 31 and 38)	210,946	—	86,892	—	301,795	—	416,510	—
Other gains and losses (Notes 31, 37 and 38)	411,087	1	(53,371)	—	669,930	—	(76,322)	—
Interest expenses (Notes 16, 31 and 38)	(56,089)	—	(57,610)	—	(161,831)	—	(148,005)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	65,996	—	106,012	—	174,314	—	270,932	—

Total non-operating income and expenses	659,657	1	103,110	—	1,058,279	—	556,477	—

INCOME BEFORE INCOME TAX	12,101,518	24	10,825,276	21	34,886,808	23	32,419,909	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,368,741	5	2,109,499	4	6,762,940	4	6,303,782	4

NET INCOME	9,732,777	19	8,715,777	17	28,123,868	19	26,116,127	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	(240,364)	—	726,376	1	(1,250,774)	(1)	280,667	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	$4,683	—	$5,483	—	$(11,082)	—	$7,514	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 14)	—	—	—	—	758	—	725	—

	(235,681)	—	731,859	1	(1,261,098)	(1)	288,906	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(15,890)	—	(52,733)	—	(63,445)	—	(132,042)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 14)	(2)	—	(1,565)	—	(1,145)	—	(2,800)	—
Income tax relating to items that may be reclassified subsequently to profit or loss (Note 32)	—	—	56	—	—	—	56	—

	(15,892)	—	(54,242)	—	(64,590)	—	(134,786)	—

Total other comprehensive income (loss), net of income tax	(251,573)	—	677,617	1	(1,325,688)	(1)	154,120	—

TOTAL COMPREHENSIVE INCOME	$9,481,204	19	$9,393,394	18	$26,798,180	18	$26,270,247	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,366,784	18	$8,336,836	16	$27,119,256	18	$25,194,210	17
Noncontrolling interests	365,993	1	378,941	1	1,004,612	1	921,917	1

	$9,732,777	19	$8,715,777	17	$28,123,868	19	$26,116,127	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,119,447	18	$9,017,894	17	$25,798,842	17	$25,374,920	17
Noncontrolling interests	361,757	1	375,500	1	999,338	1	895,327	1

	$9,481,204	19	$9,393,394	18	$26,798,180	18	$26,270,247	18

EARNINGS PER SHARE (Note 33)
Basic	$1.21		$1.07		$3.50		$3.25

Diluted	$1.21		$1.07		$3.49		$3.24

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 29)
						Others
		Additional Paid-in Capital	Retained Earnings			Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 13 and 29)
	Common Stocks		Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243	$10,283,522	$386,393,765
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)	—	(32,782,969)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(775,420)	(775,420)
Unclaimed dividend	—	1,647	—	—	—	—	—	—	1,647	—	1,647
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(9,399)	—	—	—	—	—	—	(9,399)	47	(9,352)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(103)	—	—	—	—	—	—	(103)	103	—
Net income for the nine months ended September 30, 2020	—	—	—	—	25,194,210	—	—	—	25,194,210	921,917	26,116,127
Other comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	725	(123,485)	295,956	7,514	180,710	(26,590)	154,120

Total comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	25,194,935	(123,485)	295,956	7,514	25,374,920	895,327	26,270,247

Share-based payment transactions of subsidiaries	—	24,085	—	—	—	—	—	—	24,085	59,234	83,319
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	475,879	475,879

BALANCE, SEPTEMBER 30, 2020	$77,574,465	$171,272,215	$77,574,465	$2,675,419	$38,753,327	$(271,862)	$1,132,554	$7,841	$368,718,424	$10,938,692	$379,657,116

BALANCE, JANUARY 1, 2021	$77,574,465	$171,261,379	$77,574,465	$2,675,419	$47,918,166	$(314,531)	$1,239,901	$1,752	$377,931,016	$11,327,441	$389,258,457
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,403,565)	—	—	—	(33,403,565)	—	(33,403,565)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(896,335)	(896,335)
Unclaimed dividend	—	1,969	—	—	—	—	—	—	1,969	—	1,969
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	200	—	—	—	—	—	—	200	—	200
Net income for the nine months ended September 30, 2021	—	—	—	—	27,119,256	—	—	—	27,119,256	1,004,612	28,123,868
Other comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	758	(65,786)	(1,244,304)	(11,082)	(1,320,414)	(5,274)	(1,325,688)

Total comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	27,120,014	(65,786)	(1,244,304)	(11,082)	25,798,842	999,338	26,798,180

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	89,366	—	(89,366)	—	—	—	—
Share-based payment transactions of subsidiaries	—	15,568	—	—	—	—	—	—	15,568	51,429	66,997

BALANCE, SEPTEMBER 30, 2021	$77,574,465	$171,279,116	$77,574,465	$2,675,419	$41,723,981	$(380,317)	$(93,769)	($9,330)	$370,344,030	$11,481,873	$381,825,903

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$34,886,808	$32,419,909
Adjustments for:
Depreciation	23,748,237	23,184,863
Amortization	4,924,105	3,774,247
Amortization of incremental costs of obtaining contracts	602,028	582,950
Expected credit loss	187,601	58,588
Interest expenses	161,831	148,005
Interest income	(74,071)	(93,362)
Dividend income	(138,990)	(246,084)
Compensation cost of share-based payment transactions	14,329	4,937
Share of profits of associates and joint ventures accounted for using equity method	(174,314)	(270,932)
Loss (gain) on disposal of property, plant and equipment	2,114	(124,341)
Gain on disposal of investment properties	—	(151,357)
Loss on disposal of intangible assets	—	1,844
Loss (gain) on disposal of financial instruments	(320)	1,788
Gain on disposal of investments accounted for using equity method	(3,239)	(1,412)
Provision for impairment loss and obsolescence of inventory	82,500	608,024
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(527,382)	78,887
Others	(127,339)	(40,116)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	111,339	98,393
Trade notes and accounts receivable	1,127,146	4,019,978
Receivables from related parties	164,335	(340,311)
Inventories	(754,016)	1,710,128
Prepayments	(2,449,811)	(2,516,543)
Other current monetary assets	(408,375)	276,557
Other current assets	(744,509)	(862,203)
Incremental cost of obtaining contracts	(574,100)	(616,086)
Increase (decrease) in:
Contract liabilities	(1,364)	(1,322,664)
Trade notes and accounts payable	(1,896,214)	(2,313,384)
Payables to related parties	(160,612)	(159,595)
Other payables	(1,177,291)	(2,955,045)
Provisions	(23,451)	26,037
Other current liabilities	(90,980)	(41,634)
Net defined benefit plans	(537,110)	(82,172)

Cash generated from operations	56,148,885	54,857,894

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2021	2020
Interest paid	$(171,360)	$(138,943)
Income tax paid	(7,998,888)	(7,808,819)

Net cash provided by operating activities	47,978,637	46,910,132

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(103,492)	(83,254)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,905,889	—
Acquisition of financial assets at fair value through profit or loss	(43,651)	(38,944)
Proceeds from disposal of financial assets at fair value through profit or loss	24,812	29,741
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(16,220,655)	(3,718,148)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	17,252,379	5,381,866
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	15,335
Acquisition of investments accounted for using equity method	(329,520)	—
Proceeds from disposal of investments accounted for using equity method	8,519	—
Acquisition of property, plant and equipment	(23,031,397)	(13,972,367)
Proceeds from disposal of property, plant and equipment	19,846	110,115
Acquisition of intangible assets	(128,143)	(47,547,040)
Acquisition of investment properties	(146)	(54,435)
Decrease (increase) in other noncurrent assets	345,768	(130,825)
Interest received	74,980	102,113
Dividends received	335,390	515,364
Net cash inflow on acquisition of subsidiaries	—	354,056

Net cash used in investing activities	(18,889,421)	(59,036,423)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	179,000	115,000
Repayments of short-term loans	(180,000)	(134,000)
Proceeds from short-term bills payable	5,000,000	41,000,000
Repayments of short-term bills payable	(12,000,000)	(29,000,000)
Proceeds from issuance of bonds	7,000,000	20,000,000
Payments for transaction costs attributable to the issuance of bonds	(7,675)	(21,038)
Decrease in customers’ deposits	(31,108)	(61,246)
Payments for the principal of lease liabilities	(2,834,017)	(2,863,451)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2021	2020
Increase in other noncurrent liabilities	$1,191,029	$254,286
Cash dividends paid	(33,403,565)	(32,782,969)
Cash dividends distributed to noncontrolling interests	(893,247)	(775,420)
Change in other noncontrolling interests	52,668	78,382
Unclaimed dividend	1,969	1,647

Net cash used in financing activities	(35,924,946)	(4,188,809)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,579)	(31,531)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,842,309)	(16,346,631)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,419,655	34,049,643

CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,577,346	$17,703,012

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 5, 2021.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020. Please refer to the consolidated financial statements for the year ended December 31, 2020 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2021	December 31, 2020	September 30, 2020	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100	b.
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	c.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2021	December 31, 2020	September 30, 2020	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	77	80	80	d.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51	e.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96	g.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	h.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	i.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100	j
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2021	December 31, 2020	September 30, 2020	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100	k.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	l.
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	100	100	m.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100	n.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100	o.
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	100	p.
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	100	100	p.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	99.96	p.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	100	p.
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	100	100	p.
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	100	100	p.
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	100	100	p. q.
International Integrated Systems Inc. (Shanghai)	Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Development and maintenance of information system	—	—	100	p. r.

(Concluded)

a.	Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.

c.

CHIEF issued new shares in March, December 2020, and March 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 59.08% and 58.90% as of December 31, 2020 and September 30, 2021, respectively.

d.	CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% as of September 30, 2021.

e.

Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary. IISI issued new shares in September 2020 and January 2021 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% and 51.02% as of December 31, 2020 and September 30, 2021, respectively.

f.

SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021. SIS reduced 8.14% of its capital to offset accumulated deficits in February 2021. The Company’s ownership interest in SIS remained the same. Furthermore, SIS was approved for another capital reduction in October 2021 to reduce 48.15% of its capital to offset accumulated deficits.

g.	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.

h.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

i.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

j.	CHPT increased its investment in CHPT (US) proportionally in August 2021 and the Company’s ownership interest in CHPT (US) remained the same.

k.	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.

l.

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively. The Company’s ownership interest in SIHK remained the same.

m.	SITS completed its liquidation in April 2021.

n.	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.

o.	CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.

p.	It is a subsidiary of IISI.

q.	IISS completed its liquidation in August 2021.

r.	HSMC completed its liquidation in December 2020.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of September 30, 2021.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2020.

5. APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2022

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 1)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 2)
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 3)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 4)

Note 1:	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 2:	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 3:

The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 4:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 2)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 3)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 4)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 3:

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 4:

Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2021	December 31, 2020	September 30, 2020
Cash
Cash on hand	$329,294	$486,989	$343,096
Bank deposits	14,502,551	10,961,220	10,099,127

	14,831,845	11,448,209	10,442,223

Cash equivalents (investments with maturities of less than three months)
Commercial paper	5,875,826	14,060,568	4,938,075
Negotiable certificates of deposit	500,000	2,600,000	—
Time deposits	2,369,675	2,307,892	2,302,877

(Continued)

	September 30, 2021	December 31, 2020	September 30, 2020
Repurchase agreements collateralized by bonds	$—	$—	$17,703
Stimulus vouchers	—	2,986	2,134

	8,745,501	18,971,446	7,260,789

	$23,577,346	$30,419,655	$17,703,012

(Concluded)

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Bank deposits	0.00%~0.45%	0.00%~0.40%	0.00%~0.35%
Commercial paper	0.20%~0.23%	0.14%~0.26%	0.22%~0.33%
Negotiable certificates of deposit	0.26%	0.24%~0.30%	—
Time deposits	0.01~3.60%	0.10%~3.60%	0.10%~3.60%
Repurchase agreements collateralized by bonds	—	—	0.50%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2021	December 31, 2020	September 30, 2020
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$2,271	$38
Non-derivatives
Listed stocks—domestic	2,401	7,626	7,202

	$2,401	$9,897	$7,240

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks—domestic	$731,032	$441,095	$455,275
Non-listed stocks—foreign	475,064	236,107	244,414
Limited partnership—domestic	25,000	—	—

	$1,231,096	$677,202	$699,689

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$143	$19

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

There were no outstanding forward exchange contracts not designated for hedge as of September 30, 2021.

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2020
Forward exchange contracts—buy	NT$/EUR	2021.03	NT$50,435/EUR1,500
Forward exchange contracts—sell	US$/NT$	2021.02-03	US$13,500/NT$379,472
September 30, 2020
Forward exchange contracts—buy	NT$/EUR	2020.12	NT$61,426/EUR1,800
Forward exchange contracts—sell	US$/NT$	2020.11	US$500/NT$14,589

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	September 30, 2021	December 31, 2020	September 30, 2020
Domestic investments
Listed stocks	$160,467	$2,754,175	$2,317,591
Non-listed stocks	3,069,345	4,324,592	5,192,117
Foreign investments
Non-listed stocks	105,158	114,407	122,933

	$3,334,970	$7,193,174	$7,632,641

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company holds Powtec Electro Chemical Corporation (“Powtec”) as financial assets at FVOCI. The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020. The Company evaluated and determined the fair value of such investment was nil after its declaration of bankruptcy.

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment was $2,635,568 thousand in 2021. The investments in Imedtac Co., Ltd. (“IME”) and AgriTalk Technology Inc. (“ATT”) held by CHI were reclassified from financial asset at FVOCI to associates in August 2021 and July 2021 at fair value. (Please refer to Note 14(a)). The related unrealized gain on financial assets at FVOCI of $89,366 thousand was transferred from other equity to retained earnings upon the aforementioned disposals.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2021	December 31, 2020	September 30, 2020
Trade notes and accounts receivable	$23,336,496	$24,776,266	$24,921,407
Less: Loss allowance	(1,954,885)	(2,154,364)	(2,325,441)

	$21,381,611	$22,621,902	$22,595,966

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

September 30, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~24%	2%~72%	10%~86%	24%~93%	55%~98%	100%
Gross carrying amount	$15,741,157	$306,115	$108,547	$60,527	$59,320	$37,844	$639,480	$16,952,990
Loss allowance (lifetime ECL)	(48,801)	(28,140)	(49,774)	(51,824)	(41,636)	(26,969)	(639,480)	(886,624)

Amortized cost	$15,692,356	$277,975	$58,773	$8,703	$17,684	$10,875	$—	$16,066,366

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,199,835	$1,107	$17,790	$2,512	$6,271	$—	$1,025,585	$3,253,100
Loss allowance (lifetime ECL)	(5,712)	(553)	(1,779)	(754)	(3,440)	—	(1,025,585)	(1,037,823)

Amortized cost	$2,194,123	$554	$16,011	$1,758	$2,831	$—	$—	$2,215,277

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~2%	2%~24%	3%~68%	11%~83%	28%~90%	52%~96%	100%
Gross carrying amount	$15,839,132	$203,949	$50,897	$31,263	$29,872	$25,351	$625,591	$16,806,055
Loss allowance (lifetime ECL)	(56,249)	(20,880)	(23,483)	(24,859)	(24,319)	(21,665)	(625,591)	(797,046)

Amortized cost	$15,782,883	$183,069	$27,414	$6,404	$5,553	$3,686	$—	$16,009,009

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,472,738	$64,372	$26,810	$8,963	$2,163	$2,691	$1,287,567	$4,865,304
Loss allowance (lifetime ECL)	(20,060)	(3,219)	(2,772)	(2,760)	(1,132)	(2,160)	(1,287,567)	(1,319,670)

Amortized cost	$3,452,678	$61,153	$24,038	$6,203	$1,031	$531	$—	$3,545,634

September 30, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~2%	0%~24%	0%~68%	0%~83%	26%~90%	65%~96%	100%
Gross carrying amount	$16,934,972	$232,478	$79,837	$55,807	$29,873	$23,989	$694,535	$18,051,491
Loss allowance (lifetime ECL)	(53,906)	(20,802)	(24,891)	(29,859)	(25,180)	(23,645)	(694,535)	(872,818)

Amortized cost	$16,881,066	$211,676	$54,946	$25,948	$4,693	$344	$—	$17,178,673

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,337,222	$35,934	$15,592	$27,248	$4,203	$10,645	$1,372,549	$3,803,393
Loss allowance (lifetime ECL)	(3,201)	(2,871)	(1,559)	(8,174)	(2,102)	(8,516)	(1,372,549)	(1,398,972)

Amortized cost	$2,334,021	$33,063	$14,033	$19,074	$2,101	$2,129	$—	$2,404,421

Note a:

Please refer to Notes 30 and 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Nine Months Ended September 30
	2021	2020
Beginning balance	$2,154,364	$2,359,756
Add: Provision for credit loss	183,756	61,890
Add: Acquired by business combinations (Note 13)	—	1,639
Less: Amounts written off	(383,235)	(97,844)

Ending balance	$1,954,885	$2,325,441

10.	INVENTORIES

	September 30, 2021	December 31, 2020	September 30, 2020
Merchandise	$3,788,100	$3,902,854	$3,682,561
Project in process	6,804,257	6,166,583	9,108,343
Work in process	162,208	126,163	147,958
Raw materials	242,228	137,495	152,448

	10,996,793	10,333,095	13,091,310
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	84,893	77,075	77,317

	$13,080,419	$12,408,903	$15,167,360

The operating costs related to inventories were $10,896,043 thousand (including the valuation loss on inventories of $50,017 thousand) and $32,810,873 thousand (including the valuation loss on inventories of $82,500 thousand) for the three months and nine months ended September 30, 2021, respectively. The operating costs related to inventories were $13,171,599 thousand (including the valuation loss on inventories of $412,334 thousand) and $32,758,756 thousand (including the valuation loss on inventories of $608,024 thousand) for the three months and nine months ended September 30, 2020, respectively.

As of September 30, 2021, December 31, 2020 and September 30, 2020, inventories of $2,083,626 thousand, $2,075,808 thousand and $2,076,050 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

11.	PREPAYMENTS

	September 30, 2021	December 31, 2020	September 30, 2020
Prepaid rents	$2,465,228	$2,863,510	$3,007,495
Prepaid salary and bonus	2,423,139	4,655	2,543,550
Others	2,081,211	1,651,602	1,658,508

	$6,969,578	$4,519,767	$7,209,553

Current
Prepaid salary and bonus	$2,423,139	$4,655	$2,543,550
Prepaid rents	587,426	651,510	666,767
Others	2,067,388	1,650,081	1,658,314

	$5,077,953	$2,306,246	$4,868,631

Noncurrent
Prepaid rents	$1,877,802	$2,212,000	$2,340,728
Others	13,823	1,521	194

	$1,891,625	$2,213,521	$2,340,922

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	September 30, 2021	December 31, 2020	September 30, 2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	$3,547,964	$4,595,951	$4,371,489
Others	1,693,297	1,527,714	1,204,809

	$5,241,261	$6,123,665	$5,576,298

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%~2.25%	0.07%~2.25%	0.07%~2.55%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2021	December 31, 2020	September 30, 2020
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
SENAO	$113,115	$94,443	$301,086	$201,343

CHPT	$149,567	$188,532	$402,132	$459,571

	Accumulated Noncontrolling Interests
	September 30, 2021	December 31, 2020	September 30, 2020
SENAO	$4,341,785	$4,311,048	$4,190,814
CHPT	4,775,952	4,635,240	4,480,000
Individually immaterial subsidiaries with noncontrolling interests	2,364,136	2,381,153	2,267,878

	$11,481,873	$11,327,441	$10,938,692

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2021	December 31, 2020	September 30, 2020
Current assets	$7,992,966	$6,834,221	$6,877,640
Noncurrent assets	3,130,441	3,340,983	3,361,673
Current liabilities	(4,722,336)	(3,832,372)	(4,018,979)
Noncurrent liabilities	(430,553)	(415,712)	(460,623)

Equity	$5,970,518	$5,927,120	$5,759,711

Equity attributable to the parent	$1,628,733	$1,616,072	$1,568,897
Equity attributable to noncontrolling interests	4,341,785	4,311,048	4,190,814

	$5,970,518	$5,927,120	$5,759,711

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Revenues and income	$7,436,225	$6,813,751	$21,716,287	$19,563,348
Costs and expenses	7,278,649	6,682,148	21,296,824	19,282,146

Profit for the period	$157,576	$131,603	$419,463	$281,202

Profit attributable to the parent	$44,461	$37,160	$118,377	$79,859
Profit attributable to noncontrolling interests	113,115	94,443	301,086	201,343

Profit for the period	$157,576	$131,603	$419,463	$281,202

Other comprehensive income (loss) attributable to the parent	$141	$(1,560)	$3,444	$(3,430)
Other comprehensive income (loss) attributable to noncontrolling interests	1,082	(4,796)	7,870	(9,449)

Other comprehensive income (loss) for the period	$1,223	$(6,356)	$11,314	$(12,879)

Total comprehensive income attributable to the parent	$44,602	$35,600	$121,821	$76,429
Total comprehensive income attributable to noncontrolling interests	114,197	89,647	308,956	191,894

Total comprehensive income for the period	$158,799	$125,247	$430,777	$268,323

	Nine Months Ended September 30
	2021	2020
Net cash flow from operating activities	$683,518	$35,759
Net cash flow from investing activities	242,127	46,856
Net cash flow from financing activities	(614,130)	(609,129)
Effect of exchange rate changes on cash and cash equivalents	(118)	488

Net cash inflow (outflow)	$311,397	$(526,026)

Dividends paid to noncontrolling interests	$278,218	$268,944

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2021	December 31, 2020	September 30, 2020
Current assets	$4,091,697	$4,122,134	$3,949,170
Noncurrent assets	4,070,226	4,012,654	4,021,513
Current liabilities	(887,893)	(1,072,538)	(1,142,130)
Noncurrent liabilities	(10,224)	(12,456)	(14,864)

Equity	$7,263,806	$7,049,794	$6,813,689

Equity attributable to CHI	$2,487,854	$2,414,554	$2,333,689
Equity attributable to noncontrolling interests	4,775,952	4,635,240	4,480,000

	$7,263,806	$7,049,794	$6,813,689

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Revenues and income	$1,111,067	$1,204,323	$2,976,795	$3,168,534
Costs and expenses	883,596	917,582	2,365,195	2,469,572

Profit for the period	$227,471	$286,741	$611,600	$698,962

Profit attributable to CHI	$77,904	$98,209	$209,468	$239,391
Profit attributable to noncontrolling interests	149,567	188,532	402,132	459,571

Profit for the period	$227,471	$286,741	$611,600	$698,962

Other comprehensive income (loss) attributable to CHI	$(335)	$443	$(1,411)	$(443)
Other comprehensive income (loss) attributable to noncontrolling interests	(642)	851	(2,709)	(851)

Other comprehensive income (loss) for the period	$(977)	$1,294	$(4,120)	$(1,294)

Total comprehensive income attributable to CHI	$77,569	$98,652	$208,057	$238,948
Total comprehensive income attributable to noncontrolling interests	148,925	189,383	399,423	458,720

Total comprehensive income for the period	$226,494	$288,035	$607,480	$697,668

	Nine Months Ended September 30
	2021	2020
Net cash flow from operating activities	$541,953	$1,050,319
Net cash flow from investing activities	(448,439)	(296,387)
Net cash flow from financing activities	(408,831)	(344,264)
Effect of exchange rate changes on cash and cash equivalents	(2,559)	487

Net cash inflow (outflow)	$(317,876)	$410,155

Dividends paid to noncontrolling interests	$258,710	$215,591

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March, December 2020 and March 2021, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b) for details.

IISI issued new shares in September 2020 and January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased. See Note 34(c) for details.

SENAO subscribed for all the shares in the capital increase of Youth in April 2020; therefore, the Company’s ownership interest in Youth increased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the nine months ended September 30, 2021 and 2020 were as follows:

	Nine Months Ended September 30, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$28,364	$20,650	$3,654
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17,242)	(19,066)	(792)

Differences arising from equity transactions	$11,122	$1,584	$2,862

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$11,122	$1,584	$2,862

	Nine Months Ended September 30, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$71,627	$—	$6,755
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(47,638)	(103)	(6,659)

Differences arising from equity transactions	$23,989	$(103)	$96

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$23,989	$(103)	$96

c.	BUSINESS COMBINATIONS

1)	Subsidiary acquired

In order to develop and cultivate the enterprise customer market, Chunghwa obtained 20.38% ownership interest in IISI by cash on July 1, 2020, the acquisition date. (Note) Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and included IISI and its subsidiaries in the consolidated financial statements starting from the acquisition date. IISI mainly engages in information system development and maintenance service business, etc.

Note:

IISI issued new shares in April 2020 as its employees exercised options; therefore, the percentage of ownership interest in IISI obtained on the acquisition date is lower than that approved by Chunghwa’s Board of Directors in January 2020.

2)	Assets acquired and liabilities assumed at acquisition date

IISI and Its Subsidiaries
Current assets
Cash and cash equivalents	$587,979
Contract assets	582,745
Trade notes and accounts receivable	165,452
Inventories	141,236
Prepayments	113,858
Other current monetary assets	113,724
Other current assets	74,757

(Continued)

IISI and Its Subsidiaries
Noncurrent assets
Property, plant and equipment	$47,962
Right-of-use assets	70,007
Intangible assets	11,861
Deferred income tax assets	5,665
Other noncurrent assets	102,519
Current liabilities
Short-term loans	(4,000)
Contract liabilities	(333,533)
Trade notes and accounts payable	(256,902)
Current tax liabilities	(19,355)
Lease liabilities	(25,941)
Other payables	(265,901)
Provisions	(15,258)
Other current liabilities	(30,163)
Noncurrent liabilities
Deferred income tax liabilities	(2,209)
Lease liabilities	(44,964)
Net defined benefit liabilities	(32,613)
Other noncurrent liabilities	(4,843)

$982,083

(Concluded)

The trade notes and accounts receivable acquired in business combination transactions have a fair value of $165,452 thousand and a gross contractual amount of $167,091 thousand. The best estimates of the contractual cash flows not expected to be collected as of the acquisition date are $1,639 thousand.

3)	Goodwill arising from acquisition

IISI and Its Subsidiaries
Consideration transferred	$233,923
Add:Fair value of equity interest held before the acquisition date	327,287
Add:Noncontrolling interest (48.46% of the identifiable net assets of IISI and its subsidiaries)	475,879
Less:Fair value of identifiable net assets acquired	(982,083)

Goodwill arising from acquisition	$55,006

The goodwill arising from the acquisition of IISI mainly represents the control premium. In addition, the consideration paid for the combination included amounts attributed to the benefits of expected synergies and the assembled workforces of IISI. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash inflow on acquisition of subsidiaries

IISI and Its Subsidiaries
Cash and cash equivalents acquired	$587,979
Less: Consideration paid in cash	(233,923)

$354,056

5)	Impact of acquisition on the financial results of the Company

The financial results of the acquiree since the acquisition date to September 30, 2020, which are included in the consolidated statements of comprehensive income, are as follows:

IISI and Its Subsidiaries
Revenue	$544,229

Profit	$23,004

Had the business combination been in effect at the beginning of the annual reporting period, the Company’s revenue and profit would have been $149,124,887 thousand and $26,157,875 thousand for the nine months ended September 30, 2020, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2020, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and profit of the Company had IISI been acquired at the beginning of the financial year, the management calculated amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2021	December 31, 2020	September 30, 2020
Investments in associates	$7,226,883	$6,882,801	$7,017,970
Investment in joint venture	10,046	10,200	—

	$7,236,929	$6,893,001	$7,017,970

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2021	December 31, 2020	September 30, 2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	$3,538,205	$3,776,876	$3,932,953

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,023,428	991,610	951,699
KingwayTek Technology Co., Ltd. (“KWT”)	258,304	249,044	241,665
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	592,728	488,257	554,839
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	421,393	363,522	341,047
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	299,649	330,031	318,167
WiAdvance Technology Corporation (“WATC”)	261,577	—	—
So-net Entertainment Taiwan Limited (“So-net”)	218,251	226,647	220,102
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	217,413	192,856	194,378
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	158,212	163,809	162,206
Taiwan International Ports Logistics Corporation (“TIPL”)	65,215	55,925	55,190
CHT Infinity Singapore Pte. Ltd. (“CISG”)	55,552	—	—
Imedtac Co., Ltd. (“IME”)	41,001	—	—
Click Force Co., Ltd. (“CF”)	35,743	33,086	32,418
AgriTalk Technology Inc. (“ATT”)	33,612	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	6,600	6,058	5,919
Alliance Digital Tech Co., Ltd. (“ADT”)	—	5,080	5,080
UUPON Inc. (“UUPON”)	—	—	2,307
International Integrated Systems, Inc. (“IISI”)	—	—	—
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	3,688,678	3,105,925	3,085,017

	$7,226,883	$6,882,801	$7,017,970

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	September 30, 2021	December 31, 2020	September 30, 2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	20	—	—
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	—	—
Imedtac Co., Ltd. (“IME”)	8	—	—
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	17	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	14	14
UUPON Inc. (“UUPON”)	—	—	22
International Integrated Systems, Inc. (“IISI”)	—	—	—
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

Summarized financial information of NCB was set out below:

	September 30, 2021	December 31, 2020	September 30, 2020
Assets	$9,066,931	$9,906,945	$9,971,758
Liabilities	(519,296)	(788,813)	(585,235)

Equity	$8,547,635	$9,118,132	$9,386,523

(Continued)

	September 30, 2021	December 31, 2020	September 30, 2020
The percentage of ownership interests held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$3,581,459	$3,820,497	$3,932,953
Unrealized loss from downstream transactions	(43,254)	(43,621)	—

The carrying amount of investment	$3,538,205	$3,776,876	$3,932,953

(Concluded)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Revenues	$—	$—	$—	$—

Net loss for the period	$(181,663)	$(139,881)	$(570,497)	$(337,028)
Other comprehensive income	—	—	—	—

Total comprehensive loss for the period	$(181,663)	$(139,881)	$(570,497)	$(337,028)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
The Company’s share of profits	$144,600	$164,622	$413,139	$412,147
The Company’s share of other comprehensive loss	(2)	(1,565)	(387)	(2,075)

The Company’s share of total comprehensive income	$144,598	$163,057	$412,752	$410,072

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
SNI	$1,497,087	$1,707,640	$1,472,218

KWT	$1,027,333	$675,911	$687,206

The Company invested $55,720 thousand in June 2021. The ownership interest in CISG is 40.00%. CISG mainly engages in investment business.

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration.

KWT repurchased its stock from January to February 2020. Therefore, the Company’s ownership interest in KWT increased to 22.72%.

Chunghwa’s Board of Directors approved the investment of 20.58% ownership interest in IISI in January 2020 and the equity transaction was completed on July 1, 2020 (“acquisition date”). As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized disposal gain of $1,412 thousand under “other gains and losses” on the consolidated statements of comprehensive income. The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in the consolidated financial statements. Please refer to Note 13(c).

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020. Therefore, the Company’s ownership interest in UUPON decreased to 5.36% and lost its significant influence over UUPON. Hence the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income.

The Company disposed of all shares of MeWorks in September 2020.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treated it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 8% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate.

The Company invested and obtained 17% ownership interest in ATT. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate.

The Company owns 14% ownership interest in ADT. Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. ADT completed its liquidation in August 2021. The Company received the liquidation distribution of $8,519 thousand and recognized disposal gain of $3,239 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	September 30, 2021	December 31, 2020	September 30, 2020	September 30, 2021	December 31, 2020	September 30, 2020
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$10,046	$10,200	$—	51%	51%	—

The Company invested $10,200 thousand to establish a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
The Company’s share of loss	$(40)	$—	$(154)	$—
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(40)	$—	$(154)	$—

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2021	December 31, 2020	September 30, 2020
Assets used by the Company	$277,328,730	$273,822,588	$271,452,524
Assets subject to operating leases	7,292,125	7,593,355	7,789,154

	$284,620,855	$281,415,943	$279,241,678

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2020	$99,102,251	$1,618,481	$71,000,783	$13,004,827	$706,032,448	$3,912,298	$10,090,170	$13,752,197	$918,513,455
Additions	—	—	15,906	29,595	26,676	579	107,061	15,678,819	15,858,636
Disposal	(106,039)	(567)	(3,761)	(1,080,083)	(11,570,597)	(30,354)	(376,226)	(29,358)	(13,196,985)
Effect of foreign exchange differences	—	—	—	(74)	(48,352)	(134)	(973)	(3,948)	(53,481)
Acquired by business combinations (Note 13)	—	—	—	69,814	—	—	72,400	—	142,214
Others	3,110,637	16,036	(442,732)	227,150	17,601,765	14,809	240,939	(21,373,415)	(604,811)
Balance on September 30, 2020	$102,106,849	$1,633,950	$70,570,196	$12,251,229	$712,041,940	$3,897,198	$10,133,371	$8,024,295	$920,659,028
Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,374,602)	$(27,976,732)	$(11,068,245)	$(590,337,891)	$(3,694,325)	$(7,662,299)	$(29,358)	$(642,143,452)
Depreciation expenses	—	(32,881)	(1,019,795)	(584,065)	(17,968,611)	(52,482)	(497,502)	—	(20,155,336)
Disposal	—	567	3,761	1,078,883	11,556,712	30,039	367,191	29,358	13,066,511
Effect of foreign exchange differences	—	—	—	72	21,827	33	686	—	22,618
Acquired by business combinations (Note 13)	—	—	—	(40,282)	—	—	(53,970)	—	(94,252)
Others	—	13	123,206	(3,653)	21,232	(894)	(42,497)	—	97,407

Balance on September 30, 2020	$—	$(1,406,903)	$(28,869,560)	$(10,617,290)	$(596,706,731)	$(3,717,629)	$(7,888,391)	$—	$(649,206,504)

Balance on January 1, 2020, net	$99,102,251	$243,879	$43,024,051	$1,936,582	$115,694,557	$217,973	$2,427,871	$13,722,839	$276,370,003

Balance on September 30, 2020, net	$102,106,849	$227,047	$41,700,636	$1,633,939	$115,335,209	$179,569	$2,244,980	$8,024,295	$271,452,524

Cost
Balance on January 1, 2021	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352
Additions	—	—	25,936	42,332	67,565	—	132,494	23,710,070	23,978,397
Disposal	—	(1,025)	(29,418)	(966,571)	(14,959,264)	(42,934)	(291,415)	—	(16,290,627)
Effect of foreign exchange differences	—	—	—	145	(50,274)	(360)	(2,384)	(4,196)	(57,069)
Others	76,225	9,922	308,126	155,535	20,869,837	21,283	293,715	(21,472,274)	262,369
Balance on September 30, 2021	$102,066,870	$1,639,259	$71,194,222	$11,637,021	$716,703,573	$3,872,232	$10,432,229	$10,763,016	$928,308,422
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)
Depreciation expenses	—	(32,849)	(1,046,847)	(540,885)	(18,484,518)	(47,305)	(518,237)	—	(20,670,641)
Disposal	—	1,025	29,418	957,690	14,950,296	42,299	287,939	—	16,268,667
Effect of foreign exchange differences	—	—	—	(146)	23,707	143	1,280	—	24,984
Others	—	—	3,562	(1,207)	1,479	(197)	(13,575)	—	(9,938)

	$—	$(1,431,028)	$(30,261,198)	$(10,223,515)	$(597,171,968)	$(3,723,452)	$(8,168,531)	$—	$(650,979,692)

Balance on September 30, 2021
Balance on January 1, 2021, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588
Balance on September 30, 2021, net	$102,066,870	$208,231	$40,933,024	$1,413,506	$119,531,605	$148,780	$2,263,698	$10,763,016	$277,328,730

There was no indication that property, plant and equipment was impaired, therefore, the Company did not recognize any impairment loss for the nine months ended September 30, 2021 and 2020.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc. According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020. Chunghwa paid the aforementioned amount in May 2021 and the property registration of the respective asset was completed in July 2021.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	3~10 years
Miscellaneous equipment
Leasehold improvements	1~9 years
Mechanical and air conditioner equipment	2~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2020	$4,979,650	$3,841,560	$8,821,210
Others	99,219	544,834	644,053

Balance on September 30, 2020	$5,078,869	$4,386,394	$9,465,263

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,496,998)	$(1,496,998)
Depreciation expenses	—	(66,378)	(66,378)
Others	—	(112,733)	(112,733)

Balance on September 30, 2020	$—	$(1,676,109)	$(1,676,109)

Balance on January 1, 2020, net	$4,979,650	$2,344,562	$7,324,212

Balance on September 30, 2020, net	$5,078,869	$2,710,285	$7,789,154

Cost
Balance on January 1, 2021	$4,972,920	$4,236,156	$9,209,076
Others	(167,469)	(83,961)	(251,430)

Balance on September 30, 2021	$4,805,451	$4,152,195	$8,957,646

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,615,721)	$(1,615,721)
Depreciation expenses	—	(57,653)	(57,653)
Others	—	7,853	7,853

Balance on September 30, 2021	$—	$(1,665,521)	$(1,665,521)

Balance on January 1, 2021, net	$4,972,920	$2,620,435	$7,593,355

Balance on September 30, 2021, net	$4,805,451	$2,486,674	$7,292,125

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Year 1	$375,633	$347,229	$339,491
Year 2	299,522	288,184	295,583
Year 3	223,063	230,984	234,338
Year 4	157,806	164,141	177,560
Year 5	134,233	124,845	124,478
Onwards	1,180,791	1,179,493	1,207,181

	$2,371,048	$2,334,876	$2,378,631

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2021	December 31, 2020	September 30, 2020
Land and buildings
Handsets base stations	$6,948,036	$7,095,883	$7,065,729
Others	1,627,794	1,708,593	1,788,733
Equipment	1,916,015	2,204,730	2,304,886

	$10,491,845	$11,009,206	$11,159,348

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Additions to right-of-use assets			$2,636,051	$2,892,908

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$700,725	$683,732	$2,083,975	$2,041,451
Others	194,638	201,142	592,125	594,220
Equipment	103,498	104,082	312,138	312,088

	$998,861	$988,956	$2,988,238	$2,947,759

The Company did not have significant sublease or impairment of right-of-use assets for the nine months ended September 30, 2021 and 2020.

b.	Lease liabilities

	September 30, 2021	December 31, 2020	September 30, 2020
Lease liabilities
Current	$3,243,039	$3,381,571	$3,272,130
Noncurrent	5,948,847	6,215,096	6,300,425

	$9,191,886	$9,596,667	$9,572,555

Ranges of discount rates for lease liabilities were as follows:

	September 30, 2021		December 31, 2020		September 30, 2020
Land and buildings
Handsets base stations	0.37	%~1.18%	0.46	%~1.18%	0.50	%~1.18%
Others	0.37	%~9.00%	0.46	%~9.00%	0.50	%~9.00%
Equipment	0.37	%~2.99%	0.46	%~2.99%	0.52	%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Expenses relating to low-value asset leases	$2,113	$2,378	$6,121	$5,926

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,811	$1,391	$5,072	$3,841

Total cash outflow for leases			$2,897,490	$2,933,976

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2020	$9,213,979
Additions	54,435
Disposal	(36,943)
Reclassification	1,277

Balance on September 30, 2020	$9,232,748

Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(15,390)
Reclassification	(1,277)

Balance on September 30, 2020	$(1,061,253)

Balance on January 1, 2020, net	$8,169,393

Balance on September 30, 2020, net	$8,171,495

Cost
Balance on January 1, 2021	$10,662,450
Additions	146

Balance on September 30, 2021	$10,662,596

Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041,128)
Depreciation expense	(31,705)

Balance on September 30, 2021	$(1,072,833)

Balance on January 1, 2021, net	$9,621,322

Balance on September 30, 2021, net	$9,589,763

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2020 and 2019 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of September 30, 2021 and 2020 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Fair value	$22,644,318	$22,644,318	$18,701,398

Overall capital interest rate	0.93%~3.03%	0.93%~3.03%	1.03%~4.04%
Profit margin ratio	12%~20%	12%~20%	12%~20%
Discount rate	—	—	—
Capitalization rate	0.73%~2.20%	0.73%~2.20%	0.79%~1.74%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Year 1	$95,534	$115,305	$108,915
Year 2	74,018	95,223	89,548
Year 3	51,870	75,285	71,720
Year 4	44,542	52,544	51,324
Year 5	29,514	37,588	32,902
Onwards	40,182	57,773	59,387

	$335,660	$433,718	$413,796

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2020	$59,965,000	$3,428,609	$236,200	$378,063	$64,007,872
Additions-acquired separately	48,373,000	170,054	—	3,986	48,547,040
Disposal	—	(318,939)	—	(3,040)	(321,979)
Effect of foreign exchange differences	—	(84)	—	(60)	(144)
Acquired by business combinations (Note 13)	—	1,259	55,006	11,043	67,308
Others	—	1,586	—	(43)	1,543

Balance on September 30, 2020	$108,338,000	$3,282,485	$291,206	$389,949	$112,301,640

Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293,046)	$(2,498,825)	$(35,623)	$(133,853)	$(16,961,347)
Amortization expenses	(3,476,068)	(278,543)	—	(19,636)	(3,774,247)
Disposal	—	318,939	—	1,196	320,135

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Effect of foreign exchange differences	$—	$75	$—	$17	$92
Acquired by business combinations (Note 13)	—	(441)	—	—	(441)

Balance on September 30, 2020	$(17,769,114)	$(2,458,795)	$(35,623)	$(152,276)	$(20,415,808)

Balance on January 1, 2020, net	$45,671,954	$929,784	$200,577	$244,210	$47,046,525

Balance on September 30, 2020, net	$90,568,886	$823,690	$255,583	$237,673	$91,885,832

Cost
Balance on January 1, 2021	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755
Additions-acquired separately	—	123,839	—	4,304	128,143
Disposal	—	(294,185)	—	—	(294,185)
Effect of foreign exchange differences	—	(286)	—	(24)	(310)
Others	—	1,898	—	—	1,898

Balance on September 30, 2021	$108,338,000	$3,150,489	$291,206	$396,606	$112,176,301

Accumulated amortization and impairment
Balance on January 1, 2021	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)
Amortization expenses	(4,649,183)	(253,099)	—	(21,823)	(4,924,105)
Disposal	—	294,185	—	—	294,185
Effect of foreign exchange differences	—	274	—	8	282
Others	—	(26)	—	—	(26)

Balance on September 30, 2021	$(23,968,025)	$(2,491,576)	$(44,926)	$(181,332)	$(26,685,859)

Balance on January 1, 2021, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Balance on September 30, 2021, net	$84,369,975	$658,913	$246,280	$215,274	$85,490,442

(Concluded)

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand in October 2019. Chunghwa paid $48,373,000 thousand, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	September 30, 2021	December 31, 2020	September 30, 2020
Spare parts	$2,938,284	$2,156,136	$3,200,426
Refundable deposits	1,891,250	2,009,796	1,824,654
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,105,459	2,450,006	2,532,695

	$7,934,993	$7,615,938	$8,557,775

Current
Spare parts	$2,938,284	$2,156,136	$3,200,426
Others	155,322	192,961	166,198

	$3,093,606	$2,349,097	$3,366,624

Noncurrent
Refundable deposits	$1,891,250	$2,009,796	$1,824,654
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,950,137	2,257,045	2,366,497

	$4,841,387	$5,266,841	$5,191,151

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

September 30, 2021

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	NT$	/EUR	NT$ 524,459/ EUR 15,900	2021.12	$32.98	Hedging financial assets (liabilities)	$—	$9,330	$(11,082)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$11,082	$(9,330)	$—

December 31, 2020

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	NT$	/EUR	NT$ 200,867/ EUR 5,831	2021.03	$34.45	Hedging financial assets (liabilities)	$1,752	$—	$1,425

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(1,425)	$1,752	$—

September 30, 2020

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	NT$	/EUR	NT$ 435,843/ EUR 13,000	2020.12	$33.53	Hedging financial assets (liabilities)	$7,841	$—	$7,514

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(7,514)	$7,841	$—

Nine months ended September 30, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item		Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(11,082)	$—	—	$(22,100 Construction in progress and equipment to be accepted	)	$	— Other gains and losses

Nine months ended September 30, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$7,514	$—	—	$10,050 Construction in progress and equipment to be accepted	$	— Other gains and losses

21.	SHORT-TERM LOANS

	September 30, 2021	December 31, 2020	September 30, 2020
Unsecured bank loans	$66,000	$67,000	$75,000

The annual interest rates of bank loans were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Unsecured bank loans	1.10%~2.43%	1.12%~2.33%	1.12%~2.33%

22.	SHORT-TERM BILLS PAYABLE

	September 30, 2021	December 31, 2020	September 30, 2020
Commercial paper payable	$—	$7,000,000	$12,000,000
Less: Discounts on commercial paper payable	—	(802)	(9,171)

	$—	$6,999,198	$11,990,829

The annual interest rates of commercial paper payable were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Commercial paper payable	—	0.34%~0.36%	0.37%~0.40%

23.	LONG-TERM LOANS

	September 30, 2021	December 31, 2020	September 30, 2020
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	—	(1,600,000)	(1,600,000)

	$1,600,000	$—	$—

The annual interest rates of loans were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Secured bank loans	0.89%	0.72%	0.72%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one-time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renewed contract is September 2021. Furthermore, LED entered into another contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2021 and the due date of the renewed contract is September 2024.

24.	BONDS PAYABLE

	September 30, 2021	December 31, 2020	September 30, 2020
Unsecured domestic bonds	$27,000,000	$20,000,000	$20,000,000
Less: Discounts on bonds payable	(24,418)	(19,728)	(20,527)

	$26,975,582	$19,980,272	$19,979,473

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020—1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021—1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2021	December 31, 2020	September 30, 2020
Trade notes and accounts payable	$13,695,667	$15,590,814	$13,256,209

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	September 30, 2021	December 31, 2020	September 30, 2020
Accrued salary and compensation	$7,640,090	$9,449,659	$7,440,890
Payables to contractors	3,741,121	1,778,735	2,290,469
Accrued compensation to employees and remuneration to directors and supervisors	1,636,867	1,690,796	1,314,633
Amounts collected for others	1,497,377	1,307,728	1,264,053
Payables to equipment suppliers	1,090,917	1,049,008	725,746
Accrued maintenance costs	1,014,711	1,039,689	884,601
Accrued franchise fees	4,853	785,352	785,169

(Continued)

	September 30, 2021	December 31, 2020	September 30, 2020
Payable on land (Note 15)	$—	$1,056,680	$1,056,680
Others	7,044,364	5,830,315	6,427,255

	$23,670,300	$23,987,962	$22,189,496

(Concluded)

27.	PROVISIONS

	September 30, 2021	December 31, 2020	September 30, 2020
Warranties	$194,476	$182,431	$176,268
Onerous contracts	131,260	170,433	101,372
Employee benefits	60,887	57,210	63,882
Others	4,097	4,097	4,097

	$390,720	$414,171	$345,619

Current	$257,945	$313,555	$240,296
Noncurrent	132,775	100,616	105,323

	$390,720	$414,171	$345,619

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2020	$173,275	$66,907	$59,745	$4,397	$304,324
Additional / (reversal of) provisions recognized	104,321	19,207	4,831	(200)	128,159
Used / forfeited during the period	(101,328)	—	(694)	(100)	(102,122)
Acquired by business combinations (Note 13)	—	15,258	—	—	15,258

Balance on September 30, 2020	$176,268	$101,372	$63,882	$4,097	$345,619

Balance on January 1, 2021	$182,431	$170,433	$57,210	$4,097	$414,171
Additional / (reversal of) provisions recognized	74,921	(39,173)	4,379	—	40,127
Used / forfeited during the period	(62,860)	—	(702)	—	(63,562)
Effect of foreign exchange differences	(16)	—	—	—	(16)

Balance on September 30, 2021	$194,476	$131,260	$60,887	$4,097	$390,720

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2020 and 2019 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Operating costs	$180,785	$301,420	$544,652	$904,216
Marketing expenses	91,887	151,073	275,007	452,231
General and administrative expenses	20,260	30,395	59,648	90,368
Research and development expenses	11,293	18,175	33,148	54,183

	$304,225	$501,063	$912,455	$1,500,998

29.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2021	December 31, 2020	September 30, 2020
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2021, the outstanding ADSs were 202,067 thousand common stocks, which equaled 20,207 thousand units and represented 2.60 % of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a) Exercise their voting rights,

b) Sell their ADSs, and

c) Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2021 and 2020 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Unclaimed dividend	—	—	—	—	1,647	—	1,647
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(9,399)	—	—	—	—	(9,399)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	24,085	—	—	—	24,085

Balance on September 30, 2020	$147,329,386	$199,347	$2,086,232	$987,611	$21,561	$20,648,078	$171,272,215

Balance on January 1, 2021	$147,329,386	$186,828	$2,087,957	$987,611	$21,519	$20,648,078	$171,261,379
Unclaimed dividend	—	—	—	—	1,969	—	1,969
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	200	—	—	—	—	200
Share-based payment transactions of subsidiaries	—	—	15,568	—	—	—	15,568

Balance on September 30, 2021	$147,329,386	$187,028	$2,103,525	$987,611	$23,488	$20,648,078	$171,279,116

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2020 and 2019 earnings of Chunghwa approved by the stockholders in their meetings on August 20, 2021 and May 29, 2020 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2020	For Fiscal Year 2019	For Fiscal Year 2020	For Fiscal Year 2019
Cash dividends	$33,403,565	$32,782,969	$4.306	$4.226

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Nine Months Ended September 30
	2021	2020
Beginning balance	$1,239,901	$836,598
Unrealized gain or loss for the period
Equity instruments	(1,244,304)	295,956
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	(89,366)	—

Ending balance	$(93,769)	$1,132,554

e.	Noncontrolling interests

	Nine Months Ended September 30
	2021	2020
Beginning balance	$11,327,441	$10,283,522
Shares attributed to noncontrolling interests
Net income for the period	1,004,612	921,917
Exchange differences arising from the translation of the foreign operations	1,929	(10,370)
Unrealized gain or loss on financial assets at FVOCI	(6,470)	(15,289)
Income tax relating to exchange differences arising from the translation of the foreign operations	—	27
Share of other comprehensive loss of associates and joint ventures accounted for using equity method	(733)	(958)
Cash dividends distributed by subsidiaries	(896,335)	(775,420)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	47
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	103
Share-based payment transactions of subsidiaries	51,429	59,234
Non-controlling interests increased by business combination of IISI (Note 13)	—	475,879

Ending balance	$11,481,873	$10,938,692

30.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Revenue from contracts with customers	$50,660,195	$51,860,647	$149,763,852	$147,225,735

Other revenues
Rental income	163,556	220,581	628,124	616,557
Others	61,751	90,098	195,656	286,897

	225,307	310,679	823,780	903,454

	$50,885,502	$52,171,326	$150,587,632	$148,129,189

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2020 for details.

a.	Disaggregation of revenue

Nine months ended September 30, 2021

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$43,227,622	$—	$—	$—	$43,227,622
Sales of products	1,559,027	23,893,627	85,564	8,268	3,704,333	29,250,819
Local telephone and domestic long distance telephone services revenue	19,358,326	—	—	—	—	19,358,326
Broadband access and domestic leased line services revenue	17,168,724	—	—	—	—	17,168,724
Data communications internet services revenue	—	—	16,631,064	—	—	16,631,064
International network and leased line services revenue	—	—	—	3,286,328	—	3,286,328
Others	8,098,169	870,644	6,808,051	3,149,380	1,914,725	20,840,969

	$46,184,246	$67,991,893	$23,524,679	$6,443,976	$5,619,058	$149,763,852

Nine months ended September 30, 2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$42,516,219	$—	$—	$—	$42,516,219
Sales of products	1,508,598	21,812,355	85,314	235,971	3,333,899	26,976,137
Local telephone and domestic long distance telephone services revenue	19,944,136	—	—	—	—	19,944,136
Broadband access and domestic leased line services revenue	16,729,965	—	—	—	—	16,729,965
Data communications internet services revenue	—	—	16,030,764	—	—	16,030,764
International network and leased line services revenue	—	—	—	3,041,287	—	3,041,287
Others	10,556,132	874,639	6,053,156	3,270,788	1,232,512	21,987,227

	$48,738,831	$65,203,213	$22,169,234	$6,548,046	$4,566,411	$147,225,735

b.	Contract balances

	September 30, 2021	December 31, 2020	September 30, 2020	January 1, 2020
Trade notes and accounts receivable (Note 9)	$21,381,611	$22,621,902	$22,595,966	$26,407,783
Contract assets
Products and service bundling	$6,893,783	$7,232,134	$6,872,648	$6,942,974
Others	839,218	612,206	670,671	115,993
Less: Loss allowance	(17,201)	(17,792)	(16,577)	(16,858)

	$7,715,800	$7,826,548	$7,526,742	$7,042,109

(Continued)

	September 30, 2021	December 31, 2020	September 30, 2020	January 1, 2020
Current	$5,340,164	$5,331,246	$5,169,966	$4,441,196
Noncurrent	2,375,636	2,495,302	2,356,776	2,600,913

	$7,715,800	$7,826,548	$7,526,742	$7,042,109

Contract liabilities
Telecommunications business	$13,040,533	$13,601,662	$12,693,256	$12,771,621
Project business	7,234,479	6,686,561	9,462,062	10,360,428
Products and service bundling	6,755	16,404	20,211	38,570
Others	442,662	421,166	516,655	510,696

	$20,724,429	$20,725,793	$22,692,184	$23,681,315

Current	$13,905,112	$13,436,706	$16,184,042	$16,839,830
Noncurrent	6,819,317	7,289,087	6,508,142	6,841,485

	$20,724,429	$20,725,793	$22,692,184	$23,681,315

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	September 30, 2021	December 31, 2020	September 30, 2020
Noncurrent
Incremental costs of obtaining contracts	$971,665	$999,593	$975,788

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable, therefore, such costs were capitalized.

Amortization expenses for the three months and nine months ended September 30, 2021 were $206,618 thousand and $602,028 thousand, respectively. Amortization expenses for the three months and nine months ended September 30, 2020 were $192,669 thousand and $582,950 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Gain (loss) on disposal of property, plant and equipment, net	$(4,904)	$136,175	$(2,114)	$124,341
Gain on disposal of investment properties	—	151,357	—	151,357
Loss on disposal of intangible assets	—	(1,844)	—	(1,844)

	$(4,904)	$285,688	$(2,114)	$273,854

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Dividend income	$138,990	$9,788	$138,990	$246,084
Rental income	18,106	18,378	50,495	53,522
Others	53,850	58,726	112,310	116,904

	$210,946	$86,892	$301,795	$416,510

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$303,513	$(10,717)	$527,382	$(78,887)
Foreign currency exchange gain or loss, net	101,721	(46,526)	160,493	14,268
Gain on disposal of investments accounted for using equity method, net	3,239	1,412	3,239	1,412
Gain (loss) on disposal of financial instruments, net	20	—	320	(1,788)
Others	2,594	2,460	(21,504)	(11,327)

	$411,087	$(53,371)	$669,930	$(76,322)

d.	Interest expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Interest on bonds payable	$35,636	$18,233	$95,999	$18,233
Interest on lease liabilities	16,952	18,738	52,280	60,758
Interest paid to financial institutions	3,498	19,195	12,580	67,289
Others	3	1,444	972	1,725

	$56,089	$57,610	$161,831	$148,005

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Contract assets	$(331)	$(76)	$(591)	$(281)

Trade notes and accounts receivable	$104,024	$(43,237)	$183,756	$61,890

Other receivables	$(2,987)	$(2,077)	$4,436	$(3,021)

Inventories	$50,017	$412,334	$82,500	$608,024

f.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Property, plant and equipment	$6,978,310	$6,741,765	$20,728,294	$20,221,714
Right-of-use assets	998,861	988,956	2,988,238	2,947,759
Investment properties	10,569	5,130	31,705	15,390
Intangible assets	1,641,267	1,650,539	4,924,105	3,774,247
Incremental costs of obtaining contracts	206,618	192,669	602,028	582,950

Total depreciation and amortization expenses	$9,835,625	$9,579,059	$29,274,370	$27,542,060

Depreciation expenses summarized by functions
Operating costs	$7,542,568	$7,264,661	$22,389,241	$21,754,763
Operating expenses	445,172	471,190	1,358,996	1,430,100

	$7,987,740	$7,735,851	$23,748,237	$23,184,863

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Amortization expenses summarized by functions
Operating costs	$1,795,304	$1,787,420	$5,370,281	$4,190,432
Marketing expenses	23,355	24,865	70,430	71,245
General and administrative expenses	18,179	20,242	53,370	63,041
Research and development expenses	11,047	10,681	32,052	32,479

	$1,847,885	$1,843,208	$5,526,133	$4,357,197

(Concluded)

g.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Post-employment benefit
Defined contribution plans	$196,482	$183,609	$583,452	$520,826
Defined benefit plans	304,225	501,063	912,455	1,500,998

	500,707	684,672	1,495,907	2,021,824

Share-based payment
Equity-settled share—based payment	5,086	1,646	14,329	4,937

Other employee benefit	10,355,791	10,457,156	31,616,975	31,539,821

Total employee benefit expenses	$10,861,584	$11,143,474	$33,127,211	$33,566,582

Summary by functions
Operating costs	$5,470,128	$5,711,453	$16,975,075	$17,197,330
Operating expenses	5,391,456	5,432,021	16,152,136	16,369,252

	$10,861,584	$11,143,474	$33,127,211	$33,566,582

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2020 and 2019 approved by the Board of Directors on February 23, 2021 and February 26, 2020, respectively, were as follows:

	Cash
	2020	2019
Compensation distributed to the employees	$1,202,448	$1,126,194
Remuneration paid to the directors	35,803	35,210

There was no difference between the initial accrued amounts recognized in 2020 and 2019 and the amounts approved by the Board of Directors in 2021 and 2020 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Current tax
Current tax expenses recognized for the period	$2,204,728	$2,174,029	$6,487,320	$6,332,269
Income tax on unappropriated earnings	1,849	—	33,094	11,527
Income tax adjustments on prior years	(255)	1,096	(97,218)	(16,510)
Others	369	15,671	742	17,778

	2,206,691	2,190,796	6,423,938	6,345,064

Deferred tax
Deferred tax expenses recognized for the period	161,785	(81,374)	335,643	(69,098)
Income tax adjustments on prior years	265	77	3,359	27,816

	162,050	(81,297)	339,002	(41,282)

Income tax recognized in profit or loss	$2,368,741	$2,109,499	$6,762,940	$6,303,782

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure while calculating income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Deferred tax
Exchange differences arising from the translation of the foreign operations	$—	$(56)	$—	$(56)

c.	Income tax examinations

Income tax returns of SENAO has been examined by the tax authorities through 2018. Income tax returns of Chunghwa, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHYP, CHSI, LED, CHI, CHPT, SFD, CLPT, CHTSC, CHIEF, Unigate, SHE, CHST, HHI, IISI and UTC have been examined by the tax authorities through 2019.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,366,784	$8,336,836	$27,119,256	$25,194,210
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(983)	(922)	(3,198)	(3,528)

Net income used to compute the diluted earnings per share	$9,365,801	$8,335,914	$27,116,058	$25,190,682

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,609	1,435	7,041	7,425

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,056	7,758,882	7,764,488	7,764,872

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$ (Original price$	199.70 206.00)
2017.12.18	2018.10.31	50.00	$ (Original price$	134.50 147.00)
	2017.12.19	950.00	$ (Original price$	128.70 147.00)
2015.11.17	2015.10.22	2,000.00	$ (Original price$	34.40 43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Granted on November 13, 2020	$2,433	$—	$7,298	$—
Granted on October 31, 2018	42	138	126	414
Granted on December 19, 2017	35	72	121	216
Granted on October 22, 2015	—	—	—	—

	$2,510	$210	$7,545	$630

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021; therefore, the exercise price changed from $206.00 to $199.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2020 and September 2021; therefore, the exercise price changed from $141.70 to $138.70 and $134.50 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2020 and September 2021; therefore, the exercise price changed from $135.60 to $132.70 and $128.70 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2021 and 2020 was as follows:

	Nine Months Ended September 30, 2021
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	200.00	$206.00	21.00	$138.70	427.50	$132.70
Options exercised	—	—	—	—	(213.75)	132.70
Options forfeited	(6.00)	—	—	—	(0.50)	—

Options outstanding at end of the period	194.00	199.70	21.00	134.50	213.25	128.70

Options exercisable at end of the period	—	—	—	—	—	—

	Nine Months Ended September 30, 2020
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	46.00	$141.70	897.00	$135.60	314.25	$34.40
Options exercised	—	—	(448.50)	135.60	(314.25)	34.40
Options forfeited	(4.00)	—	(17.00)	—	—	—

Options outstanding at end of the period	42.00	138.70	431.50	132.70	—	—

Options exercisable at end of the period	—	—	—	—	—	—

As of September 30, 2021, information about employee stock options outstanding was as follows:

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$199.70	194.00	4.12	$199.70	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$134.50	21.00	2.08	$134.50	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$128.70	213.25	1.22	$128.70	—	$—

As of September 30, 2021, all the stock options granted on October 22, 2015 were exercised or forefeited.

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$206.00	200.00	4.87	$206.00	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$138.70	21.00	2.83	$138.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$132.70	427.50	1.96	$132.70	213.75	$132.70

As of December 31, 2020, all the stock options granted on October 22, 2015 were exercised or forfeited.

As of September 30, 2020, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$138.70	42.00	3.08	$138.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$132.70	431.50	2.22	$132.70	—	$—

As of September 30, 2020, all the stock options granted on October 22, 2015 were exercised or forfeited.

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$356.00	$166.00	$95.92	$39.55
Exercise price (NT$)	$206.00	$147.00	$147.00	$43.00
Dividend yield	—	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318	$4,863

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2015 to 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Granted on February 20, 2021	$1,609	$—	$3,902	$—
Granted on December 20, 2019	730	1,436	2,192	4,307

	$2,339	$1,436	$6,094	$4,307

Information about CHTSC’s outstanding stock options for the nine months ended September 30, 2021 and 2020 were as follows:

	Nine Months Ended September 30, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	4,328	$19.085
Options granted	3,500	19.085	—	—
Options exercised	—	—	(1,082)	19.085
Options forfeited	(176)	—	(72)	—

Options outstanding at end of the period	3,324	19.085	3,174	19.085

Options exercisable at end of the period	—	—	—	—

	Nine Months Ended September 30, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	4,500	$19.085

Options exercisable at end of the period	—	—

As of September 30, 2021, information about employee stock options outstanding was as follows:

Granted on February 20, 2021
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	3,324	4.39	$19.085	—	$—

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	3,174	3.22	$19.085	—	$—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	4,328	3.97	$19.085	1,082	$19.085

As of September 30, 2020, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	4,500	4.22	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 and 1,335 stock options in January 2014 and August 2013, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

No compensation cost of stock options granted was recognized for the three months and nine months ended September 30, 2021.

Information about IISI’s outstanding stock options for the nine months ended September 30, 2021 and 2020 were as follows:

	Nine Months Ended September 30, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

	Nine Months Ended September 30, 2020
	Granted in January 2014		Granted in August 2013
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	—	$—
Options outstanding upon the date of business combination	580.00	14.00	1,022.96	14.00
Options exercised	(50.00)	14.00	(432.50)	14.00
Options forfeited	—	—	(590.46)	—

Options outstanding at end of the period	530.00	14.00	—	—

Options exercisable at end of the period	530.00	14.00	—	—

As of September 30, 2021, all the stock options granted in 2014 and 2013 were exercised or forfeited.

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$14.00	530.00	0.04	$14.00	530.00	$14.00

As of December 31, 2020, all the stock options granted in 2013 were exercised or forfeited.

As of September 30, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$14.00	530.00	0.29	$14.00	530.00	$14.00

As of September 30, 2020, the options granted to employees in 2013 have been fully exercised or forfeited.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted in January 2014	Stock Options Granted in August 2013
Grant-date share price (NT$)	$14.51	$12.51
Exercise price (NT$)	$14.00	$14.00
Dividend yield	6%	6%
Risk-free interest rate	1.16%~1.32%	1.20%~1.39%
Expected life	4.5~5.5 years	4.5~5.5 years
Expected volatility	35.28%~35.97%	36.01%~36.62%
Weighted average fair value of grants (NT$)	$14.51	$12.51

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 stock options on February 26, 2021. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $15.90 per share (original price is $16.87 per share). The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs were $237 thousand and $690 thousand for the three months and nine months ended September 30, 2021, respectively.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $ $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the nine months ended September 30, 2021 was as follows:

	Nine Months Ended September 30, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—
Options granted	690	16.87
Options forfeited	(90)	—

Options outstanding at end of the period	600	15.90

Options exercisable at end of the period	—	—

As of September 30, 2021, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$15.90	600	3.41	$15.90	—	$—

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$17.63
Exercise price (NT$)	$16.87
Dividend yield	—
Risk-free interest rate	0.31%
Expected life	4 years
Expected volatility	35.22%
Weighted average fair value of grants (NT$)	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Nine Months Ended September 30
	2021	2020
Increase in property, plant and equipment	$23,978,397	$15,858,636
Changes in other payables	(947,000)	(1,886,269)

Acquisition of property, plant and equipment	$23,031,397	$13,972,367

Increase in intangible assets	$128,143	$48,547,040
Changes in other assets	—	(1,000,000)

Acquisition of intangible assets	$128,143	$47,547,040

Disposal of financial assets at fair value through other comprehensive income	$2,710,921	$—
Changes in other current monetary assets	270,321	—
Reclassified to investment accounted for using equity method	(75,353)	—

Proceeds from disposal of financial assets at fair value through other comprehensive income	$2,905,889	$—

Disposal of property, plant and equipment	$21,960	$130,474
Gain (loss) on disposal of property, plant and equipment	(2,114)	124,341
Changes in receivables from related parties	—	(144,700)

Proceeds from disposal of property, plant and equipment	$19,846	$110,115

(Continued)

Investing activities	Nine Months Ended September 30
	2021	2020
Disposal of investment properties	$—	$36,943
Gain on disposal of investment properties	—	151,357
Changes in receivables from related parties	—	(188,300)

Proceeds from disposal of investment properties	$—	$—

(Concluded)

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities—Interest	Balance on September 30,
	2021	Activities	New Leases	Others	Paid	2021
Lease liabilities	$9,596,667	$(2,834,017)	$2,636,051	$(154,535)	$(52,280)	$9,191,886

	Balance on January 1, 2020	Cash Flows from Financing Activities	Changes in Non-Cash Transactions			Cash Flows from Operation Activities—Interest Paid	Balance on September 30, 2020
			New Leases	Acquired by business combination (Note 13)	Others
Lease liabilities	$9,758,138	$(2,863,451)	$2,892,908	$70,905	$(225,187)	$(60,758)	$9,572,555

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	September 30, 2021		December 31, 2020		September 30, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$26,975,582	$27,086,638	$19,980,272	$20,078,098	$19,979,473	$19,999,956

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

September 30, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,401	$—	$—	$2,401
Non-listed stocks	—	—	1,206,096	1,206,096
Limited partnership	—	—	25,000	25,000

	$2,401	$—	$1,231,096	$1,233,497

Financial assets at FVOCI
Listed stocks	$160,467	$—	$—	$160,467
Non-listed stocks	—	—	3,174,503	3,174,503

	$160,467	$—	$3,174,503	$3,334,970

Hedging financial liabilities	$—	$9,330	$—	$9,330

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$2,271	$—	$2,271
Listed stocks	7,626	—	—	7,626
Non-listed stocks	—	—	677,202	677,202

	$7,626	$2,271	$677,202	$687,099

Hedging financial assets	$—	$1,752	$—	$1,752

(Continued)

	Level 1	Level 2	Level 3	Total
Financial assets at FVOCI
Listed stocks	$2,754,175	$—	$—	$2,754,175
Non-listed stocks	—	—	4,438,999	4,438,999

	$2,754,175	$—	$4,438,999	$7,193,174

Financial liabilities at FVTPL
Derivatives	$—	$143	$—	$143

(Concluded)

September 30, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$38	$—	$38
Listed stocks	7,202	—	—	7,202
Non-listed stocks	—	—	699,689	699,689

	$7,202	$38	$699,689	$706,929

Hedging financial assets	$—	$7,841	$—	$7,841

Financial assets at FVOCI
Listed stocks	$2,317,591	$—	$—	$2,317,591
Non-listed stocks	—	—	5,315,050	5,315,050

	$2,317,591	$—	$5,315,050	$7,632,641

Financial liabilities at FVTPL
Derivatives	$—	$19	$—	$19

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2021 and 2020.

The reconciliations for financial assets measured at Level 3 were listed below:

Nine months ended September 30, 2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2021	$677,202	$4,438,999	$5,116,201
Acquisition	25,000	81,000	106,000

(Continued)

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Reclassified to investments accounted for using equity method	$—	$(75,353)	$(75,353)
Recognized in profit or loss under “Other gains and losses”	528,894	—	528,894
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,270,143)	(1,270,143)

Balance on September 30, 2021	$1,231,096	$3,174,503	$4,405,599

Unrealized gain for the nine months ended September 30, 2021	$528,894

(Concluded)

Nine months ended September 30, 2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,815,301	$5,593,406
Recognized in profit or loss under “Other gains and losses”	(78,416)	—	(78,416)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	499,749	499,749

Balance on September 30, 2020	$699,689	$5,315,050	$6,014,739

Unrealized loss for the nine months ended September 30, 2020	$(78,416)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter 2021. The significant unobservable inputs used were listed in the table below. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the weighted average cost of capital (“WACC”) would result in increases in the fair values.

	September 30, 2021	December 31, 2020	September 30, 2020
Discount for lack of marketability	14.73%—20.00%	14.73%—20.00%	13.73%-20.00%
Noncontrolling interests discount	17.29%—25.00%	17.29%—25.00%	21.45%-25.00%
Growth rate of long-term revenue	0.19%	—	—
WACC	8.30%	—	—

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase (decrease) as below table.

	September 30, 2021	September 30, 2020
Discount for lack of marketability
5% increase	$(45,292)	$(375,917)

5% decrease	$45,292	$375,917

Noncontrolling interests discount
5% increase	$(33,404)	$(48,373)

5% decrease	$33,404	$48,373

Long-term revenue growth rates
0.1% increase	$25,772	$—

0.1% decrease	$(25,298)	$—

WACC
1% increase	$(299,223)	$—

1% decrease	$365,351	$—

Categories of Financial Instruments

	September 30, 2021	December 31, 2020	September 30, 2020
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,233,497	$687,099	$706,929
Hedging financial assets	—	1,752	7,841
Financial assets at amortized cost (Note a)	53,157,829	62,405,714	49,390,075
Financial assets at FVOCI	3,334,970	7,193,174	7,632,641

(Continued)

	September 30, 2021	December 31, 2020	September 30, 2020
Financial liabilities
Measured at FVTPL
Held for trading	$—	$143	$19
Hedging financial liabilities	9,330	—	—
Measured at amortized cost (Note b)	62,042,583	62,557,414	65,532,259

(Concluded)

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (included current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Assets
USD	$1,826,622	$2,710,705	$3,752,586
EUR	33,120	14,957	10,164
SGD	157,830	169,747	261,394
JPY	18,240	22,289	22,647
RMB	49,936	29,742	28,137
HKD	68,406	69,321	70,450
Liabilities
USD	846,514	767,553	2,370,285
EUR	741,079	957,257	567,044
SGD	874,816	1,049,225	1,077,468
JPY	6,838	9,683	7,961
RMB	53,837	201	288
HKD	16,080	7,665	8,523

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Assets
USD	$—	$121	$38
EUR	—	3,902	7,841
Liabilities
USD	—	143	—
EUR	9,330	—	19

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2021	2020
Profit or loss
Monetary assets and liabilities (a)
USD	$49,005	$69,115
EUR	(35,398)	(27,844)
SGD	(35,849)	(40,804)
JPY	570	734
RMB	(195)	1,392
HKD	2,616	3,096
Derivatives (b)
USD	—	(728)
EUR	—	3,074
Equity
Derivatives (c)
EUR	25,694	22,198

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Fair value interest rate risk
Financial assets	$12,842,693	$24,217,959	$12,256,062
Financial liabilities	36,167,468	36,576,137	41,542,857
Cash flow interest rate risk
Financial assets	13,615,718	9,306,397	8,893,268
Financial liabilities	1,666,000	1,667,000	1,675,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $29,874 thousand and $18,046 thousand for the nine months ended September 30, 2021 and 2020, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $61,675 thousand and $166,749 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2021. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $35,345 thousand and $381,632 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2020.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

September 30, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,214,432	$—	$1,636,867	$4,826,659	$—	$42,677,958
Floating interest rate instruments	0.94	—	60,000	6,000	1,600,000	—	1,666,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$36,214,432	$60,000	$1,642,867	$17,126,659	$16,300,000	$71,343,958

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,253,105	$4,127,277	$1,670,259	$269,652	$9,320,293

December 31, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$37,748,572	$—	$2,476,148	$4,826,679	$—	$45,051,399
Floating interest rate instruments	0.78	—	7,000	1,660,000	—	—	1,667,000
Fixed interest rate instruments	0.50	7,000,000	—	—	8,800,000	11,200,000	27,000,000

		$44,748,572	$7,000	$4,136,148	$13,626,679	$11,200,000	$73,718,399

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,396,908	$4,239,587	$1,691,426	$409,067	$9,736,988

September 30, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,783,611	$—	$3,156,482	$4,702,387	$—	$40,642,480
Floating interest rate instruments	0.78	—	—	1,675,000	—	—	1,675,000
Fixed interest rate instruments	0.48	—	5,000,000	7,000,000	8,800,000	11,200,000	32,000,000

		$32,783,611	$5,000,000	$11,831,482	$13,502,387	$11,200,000	$74,317,480

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	Add More than 5 Years	Total
Lease liabilities	$3,293,176	$4,272,026	$1,663,042	$509,197	$9,737,441

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$515,129	$—	$—	$515,129
Outflow	—	524,459	—	—	524,459

	$—	$(9,330)	$—	$—	$(9,330)

December 31, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$634,676	$—	$—	$634,676
Outflow	—	630,796	—	—	630,796

	$—	$3,880	$—	$—	$3,880

September 30, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$519,680	$—	$—	$519,680
Outflow	—	511,820	—	—	511,820

	$—	$7,860	$—	$—	$7,860

2)	Financing facilities

	September 30, 2021	December 31, 2020	September 30, 2020
Facilities of unsecured bank loan and commercial paper payable
Amount used	$66,800	$7,067,800	$12,086,405
Amount unused	57,176,845	59,277,690	54,462,777

	$57,243,645	$66,345,490	$66,549,182

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	—	20,000	20,000

	$1,600,000	$1,620,000	$1,620,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 1)
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note 2)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 3)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 4)
Imedtac Co., Ltd.	Associate (Note 4)
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management

(Continued)

Company	Relationship
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1: UUPON was previously an associate. As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON. Since then, UUPON was no longer a related party of the Company. Please refer to Note 14.

Note 2: IISI was an associate and has become a subsidiary starting from July 1, 2020 (“acquisition date”). Please refer to Note 13. All transactions between the Company were eliminated upon consolidation since the acquisition date.

Note 3: ADT completed its liquidation in August 2021. Please refer to Note 14.

Note 4: ATT and IME were previously treated as financial assets at FVOCI. As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates. Please refer to Note 14.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Associates	$284,584	$70,211	$425,942	$214,433
Others	12,859	17,944	38,425	52,772

	$297,443	$88,155	$464,367	$267,205

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Associates	$204,133	$186,154	$451,646	$513,819
Others	5,137	4,056	64,941	63,346

	$209,270	$190,210	$516,587	$577,165

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Associates	$9,641	$5,648	$28,582	$75,213
Others	454	570	1,006	1,036

	$10,095	$6,218	$29,588	$76,249

3)	Receivables

	September 30, 2021	December 31, 2020	September 30, 2020
Associates	$61,608	$228,879	$353,980
Others	4,753	1,817	336,165

	$66,361	$230,696	$690,145

4)	Contract liabilities-current

	September 30, 2021	December 31, 2020	September 30, 2020
Associates	$—	$182,857	$609,524

5)	Payables

	September 30, 2021	December 31, 2020	September 30, 2020
Associates	$481,865	$642,489	$491,142
Others	3,467	3,455	3,246

	$485,332	$645,944	$494,388

6)	Customers’ deposits

	September 30, 2021	December 31, 2020	September 30, 2020
Associates	$13,823	$4,626	$4,376

7)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Associates	$84,732	$108,923	$186,577	$134,526

8)	Disposal of property, plant and equipment and investment properties

	Proceeds		Gain on Disposal
	Three Months Ended September 30		Three Months Ended September 30
	2021	2020	2021	2020
Associates	$—	$—	$—	$—
Others (Chunghwa Post Co., Ltd.)	—	333,000	—	264,257

	$—	$333,000	$—	$264,257

	Proceeds		Gain on Disposal
	Nine Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Associates	$9,800	$—	$1,628	$—
Others (Chunghwa Post Co., Ltd.)	—	333,000	—	264,257

	$9,800	$333,000	$1,628	$264,257

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	September 30, 2021	December 31, 2020	September 30, 2020
Lease liabilities—current	$172,976	$182,187	$179,651
Lease liabilities—noncurrent	650,411	816,610	848,319

	$823,387	$998,797	$1,027,970

The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2021 were $1,759 thousand and $5,630 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2020 were $2,176 thousand and $6,821 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Short-term employee benefits	$73,418	$80,934	$237,505	$218,013
Post-employment benefits	1,961	2,223	5,766	6,219
Share-based payment	411	20	1,238	61

	$75,790	$83,177	$244,509	$224,293

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance.

	September 30, 2021	December 31, 2020	September 30, 2020
Property, plant and equipment	$2,439,674	$2,461,810	$2,469,188
Land held under development (included in inventories)	—	1,998,733	1,998,733
Restricted assets (included in other assets - others)	200,357	209,638	112,659

	$2,640,031	$4,670,181	$4,580,580

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of September 30, 2021 were as follows:

a.	Acquisitions of land and buildings of $502,597 thousand.

b.	Acquisitions of telecommunication-related inventory and equipment of $34,488,310 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

41.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	September 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$65,588	27.85	$1,826,622
EUR	1,025	32.32	33,120
SGD	7,710	20.47	157,830
JPY	73,253	0.249	18,240
RMB	11,599	4.305	49,936
HKD	19,129	3.576	68,406
Non-monetary items
Investments accounted for using equity method
SGD	28,956	20.47	592,728
VND	349,703,734	0.0012	421,393

(Continued)

	September 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$30,395	27.85	$846,514
EUR	22,929	32.32	741,079
SGD	42,736	20.47	874,816
JPY	27,463	0.249	6,838
RMB	12,506	4.305	53,837
HKD	4,497	3.576	16,080

(Concluded)

	December 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$95,179	28.48	$2,710,705
EUR	427	35.02	14,957
SGD	7,873	21.56	169,747
JPY	80,671	0.276	22,289
RMB	6,795	4.377	29,742
HKD	18,873	3.673	69,321
Non-monetary items
Investments accounted for using equity method
SGD	22,646	21.56	488,257
VND	327,497,036	0.0011	363,522
Liabilities denominated in foreign currencies
Monetary items
USD	26,951	28.48	767,553
EUR	27,335	35.02	957,257
SGD	48,665	21.56	1,049,225
JPY	35,044	0.276	9,683
RMB	46	4.377	201
HKD	2,087	3.673	7,665

	September 30, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$128,955	29.10	$3,752,586
EUR	298	34.15	10,164
SGD	12,295	21.26	261,394
JPY	82,056	0.276	22,647
RMB	6,591	4.269	28,137
HKD	18,767	3.754	70,450
Non-monetary items
Investments accounted for using equity method
SGD	26,098	21.26	554,839
VND	301,812,035	0.0011	341,047
Liabilities denominated in foreign currencies
Monetary items
USD	81,453	29.10	2,370,285
EUR	16,605	34.15	567,044
SGD	50,681	21.26	1,077,468
JPY	28,844	0.276	7,961
RMB	68	4.269	288
HKD	2,270	3.754	8,523

The unrealized foreign currency exchange gains and losses were gain of $29,953 thousand and loss of $16,358 thousand for the three months ended September 30, 2021 and 2020, respectively. The unrealized foreign currency exchange gains were $109,221 thousand and $30,119 thousand for the nine months ended September 30, 2021 and 2020, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 37.

k.	Investments in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended September 30, 2021
Revenues
From external customers	$15,657,465	$22,840,975	$8,276,538	$2,110,332	$2,000,192	$50,885,502
Intersegment revenues	4,254,579	377,437	998,325	481,987	1,427,277	7,539,605

Segment revenues	$19,912,044	$23,218,412	$9,274,863	$2,592,319	$3,427,469	58,425,107

Intersegment elimination						(7,539,605)

Consolidated revenues						$50,885,502

Segment operating costs and expenses	$12,304,914	$17,778,792	$3,471,081	$2,030,946	$3,853,004	$39,438,737

Segment income (loss) before income tax	$6,444,784	$1,625,392	$3,826,474	$246,115	$(41,247)	$12,101,518

For the nine months ended September 30, 2021
Revenues
From external customers	$46,657,971	$68,049,063	$23,696,685	$6,452,242	$5,731,671	$150,587,632
Intersegment revenues	12,865,825	1,155,889	2,872,797	1,511,493	4,386,524	22,792,528

Segment revenues	$59,523,796	$69,204,952	$26,569,482	$7,963,735	$10,118,195	173,380,160

Intersegment elimination						(22,792,528)

Consolidated revenues						$150,587,632

Segment operating costs and expenses	$36,179,153	$52,952,140	$9,798,934	$6,307,719	$11,519,043	$116,756,989

Segment income (loss) before income tax	$19,557,245	$4,853,760	$10,751,850	$787,404	$(1,063,451)	$34,886,808

For the three months ended September 30, 2020
Revenues
From external customers	$18,850,991	$21,628,859	$7,457,571	$2,143,029	$2,090,876	$52,171,326
Intersegment revenues	4,037,029	356,286	932,476	419,848	1,317,229	7,062,868

Segment revenues	$22,888,020	$21,985,145	$8,390,047	$2,562,877	$3,408,105	59,234,194

Intersegment elimination						(7,062,868)

Consolidated revenues						$52,171,326

Segment operating costs and expenses	$16,451,237	$16,422,668	$3,186,981	$2,066,251	$3,607,711	$41,734,848

Segment income (loss) before income tax	$5,465,576	$2,082,700	$3,358,242	$214,845	$(296,087)	$10,825,276

For the nine months ended September 30, 2020
Revenues
From external customers	$49,234,337	$65,270,735	$22,398,988	$6,558,132	$4,666,997	$148,129,189
Intersegment revenues	11,954,409	1,123,376	2,796,946	1,424,411	3,861,018	21,160,160

Segment revenues	$61,188,746	$66,394,111	$25,195,934	$7,982,543	$8,528,015	169,289,349

Intersegment elimination						(21,160,160)

Consolidated revenues						$148,129,189

Segment operating costs and expenses	$41,918,494	$48,672,443	$9,855,216	$6,381,720	$9,711,738	$116,539,611

Segment income (loss) before income tax	$15,892,354	$7,522,363	$9,591,980	$738,597	$(1,325,385)	$32,419,909

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Mobile services revenue	$14,744,930	$14,220,347	$43,227,622	$42,516,219
Sales of products	9,509,969	8,927,134	29,250,819	26,976,137
Local telephone and domestic long distance telephone services revenue	6,560,055	6,666,969	19,358,326	19,944,136
Broadband access and domestic leased line services revenue	5,815,664	5,583,920	17,168,724	16,729,965
Data communications internet services revenue	5,639,842	5,370,351	16,631,064	16,030,764
International network and leased line services revenue	1,071,161	942,659	3,286,328	3,041,287
Others	7,543,881	10,459,946	21,664,749	22,890,681

	$50,885,502	$52,171,326	$150,587,632	$148,129,189

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$595,749	$300,000	$300,000	$300,000	$—	5.04	$2,978,748	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	595,749	200,000	200,000	200,000	—	3.36	2,978,748	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2021				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$2,949,819	12	$2,949,819	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL—noncurrent	—	475,064	4	475,064	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	15,475	17	15,475	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,910	2	3,910	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,233	2	4,233	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL—noncurrent	600,000	731,032	13	731,032	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	97,087	19.9	97,087	—
	UUPON Inc.	—	Financial assets at FVOCI	246	877	4	877	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,365	9	9,365	—
	UUPON Inc.	—	Financial assets at FVOCI	109	390	2	390	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,220	10	1,220	—
	WPG Holdings Limited	—	Financial assets at FVTPL—current	9	443	—	443	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,072	102,461	—	102,461	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL—current	169	1,958	—	1,958	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	125	6,006	—	6,006	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	87,966	11	87,966	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	52,000	7	52,000	Note 2
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL—noncurrent	—	25,000	3	25,000	—
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	4,161	5	4,161	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on September 30, 2021.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition		Disposal					Ending Balance
					Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value		Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Stocks China Airlines, Ltd.	Financial assets at FVOCI	—	—	216,639	$2,541,176	(Note)	—	$—	216,639	$2,635,568	$2,541,176	(Note)	$94,392	—	$—

Note:	Showing at their original investment amounts without adjustments for fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Telecom Co., Ltd.	Land	2021.08.05	$564,988	Fully paid	Taipei City Government	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Operating purpose	—
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01.18	534,030	The first installment $80,104 thousand was paid.	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,577,343	2	30 days	$—	—	$313,009	2
			Purchase	473,978	1	30~90 days	—	—	(992,114)	(8)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	323,064	—	30 days	—	—	(30,468)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	381,491	—	30 days	—	—	62,270	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,025,903	1	30 days	—	—	(353,437)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	126,179	—	30~60 days	—	—	59,218	—
			Purchase	4,506,761	6	30~60 days	—	—	(787,593)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	135,547	—	30 days	—	—	46,602	—
			Purchase	350,009	—	90 days	—	—	(167,687)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	231,677	—	90 days	—	—	(32,301)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	194,221	—	30 days	—	—	(37,471)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	113,316	—	30 days	—	—	(40,811)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	267,312	—	30 days	—	—	(51,216)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	340,983	—	30~90 days	—	—	(303,925)	(2)
	Next Commercial Bank Co., Ltd.	Associate	Sales	238,906	—	30~60 days	—	—	416	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,338,897	20	30~90 days	—	—	992,122	47
			Purchase	2,463,930	13	30 days	—	—	(300,589)	(9)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	246,541	1	60 days	—	—	50,858	2
			Purchase	212,682	1	30 days	—	—	(5,139)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	194,415	10	60 days	—	—	7,976	4
			Purchase	365,260	32	30 days	—	—	(62,270)	(52)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,306,966	82	30 days	—	—	352,401	79
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,592,496	99	30~60 days	—	—	786,149	97
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	350,009	42	90 days	—	—	167,687	45
			Purchase	135,547	16	30 days	—	—	(46,602)	(39)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	231,677	56	90 days	—	—	32,290	58
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	113,316	9	30 days	—	—	40,811	11
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	203,326	28	30 days	—	—	37,466	18
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	267,312	11	30 days	—	—	51,216	30
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	323,064	2	30 days	—	—	30,468	1
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	74,666	3	90 days	—	—	43,851	5

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$421,364 (Note 2)	11.27	$—	—	$45,336	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,164,844 (Note 2)	6.63	—	—	183,183	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	352,401 (Note 2)	5.01	—	—	111,457	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	786,149 (Note 2)	8.35	—	—	112,178	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	167,687 (Note 2)	2.95	—	—	61,942	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2021			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,638,607	$420,180	$112,892	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,855,110	20,663	15,520	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	1,567,453	178,590	100	604,964	(41,436)	(41,436)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,001,853	131,009	130,868	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	723,876	20,362	10,598	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,737,478	500,024	289,550	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,049,902	201,624	179,557	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	153,641	(3,951)	(3,951)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	634,148	358,074	348,680	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	193,570	14,508	14,792	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	97,885	(1,121)	(1,121)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	447,574	53,829	54,120	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	77	349,037	131,023	104,071	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	98,623	3,382	3,382	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	139,208	39,549	22,163	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	116,936	(3,545)	19	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	75,026	10,307	6,706	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	95,861	15,247	15,247	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(5,563)	(4,599)	(524)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	569,068	95,162	30,879	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2021			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$421,393	$183,437	$55,057	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	299,649	236,655	103,688	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	158,212	(16,402)	(4,921)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	218,251	(29,598)	(8,880)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	9,557	23	258,304	44,040	10,390	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	65,215	34,832	9,290	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	—	60,000	6,000	14	—	—	—	Associate (Note 6)
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	217,413	49,114	24,557	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,600	1,104	541	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,538,205	(570,497)	(238,671)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	10,046	(301)	(154)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	—	3,700	20	261,577	(42,462)	(12,223)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,023,428	293,416	99,154	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,253,828	61,475	100	33,823	(3,187)	(3,187)	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	226,333	755	(5,643)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,840	100	116,895	6,390	6,387	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	91,259	27,539	27,527	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,053	73	73	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	82,366	5,450	5,450	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	592,728	354,521	134,718	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	—	2,000	40	55,552	(372)	(149)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,487,854	611,600	209,469	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	85,242	500,024	14,701	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,835	420,180	1,629	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	33,000	—	1,650	17	33,612	(2,629)	(434)	Associate (Note 7)
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	—	960	8	41,001	(4,063)	(306)	Associate (Note 8)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2021			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$12,636	2,600	100	$83,581	$(816)	$(1,015)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,343	120	120	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	116,790	5,700	100	150,362	3,690	4,228	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	153,641	(3,951)	(3,951)	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,248,963	80,440	100	31,696	(3,183)	(3,183)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	11,236	818	674	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,745	(194)	(400)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,305	100	37,114	3,638	3,638	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	24,298	(1,888)	(1,888)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,154	49	35,743	6,190	2,657	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	26,274	(148)	(148)	Subsidiary (Note 5)
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	25,085	(765)	(765)	Subsidiary (Note 5)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	77,750	7,887	7,884	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	26,267	(147)	(147)	Subsidiary (Note 5)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	15,443	(111)	(111)	Subsidiary (Note 5)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	10,699	(111)	(111)	Subsidiary (Note 5)

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	Alliance Digital Tech Co., Ltd. completed its liquidation in August 2021.

Note 7:	AgriTalk Technology Inc. was reclassified from financial asset at FVOCI to associate in July 2021.

Note 8:	Imedtac Co., Ltd. was reclassified from financial asset at FVOCI to associate in August 2021.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2021	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2021	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2021	Accumulated Inward Remittance of Earnings as of September 30, 2021	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$191,147	$882,023	$—	100	$—	$—	$—	Notes 8 and 13
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	1,283	100	1,283	—	—	Notes 9 and 13
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(3,429)	100	(3,429)	28,290	—	Notes 11 and 13
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10 and 13
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(3,943)	100	(3,943)	12,321	—	Note 13
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	62,340	56,859	—	119,199	7,675	100	7,675	140,080	—	Note 13
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	731	49	358	13,693	—	Note 13
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	(2,753)	100	(2,753)	—	—	Notes 12 and 13

(Continued)

Investee	Accumulated Investment in Mainland China as of September 30, 2021	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$1,837,861	$2,047,858	$3,582,310
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	229,095,541
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	229,095,541
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,358,283
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,742,297
IISI and its subsidiaries (Note 7)	39,923	39,923	632,126

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	Senao Trading (Fujian) Co., Ltd. completed its liquidation in May 2019.

Note 9:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 10:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 11:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 12:	International Integrated Systems Inc. (Shanghai) completed its liquidation in August 2021.

Note 13:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2021	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$313,009	—	—
					Accrued custodial receipts	108,355	—	—
					Accounts payable	992,114	—	—
					Amounts collected for others	172,721	—	—
					Revenues	2,577,343	—	2
					Operating costs and expenses	407,617	—	—
					Inventories	66,361	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	62,270	—	—
					Revenues	381,491	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	353,437	—	—
					Operating costs and expenses	852,898	—	1
					Inventories	173,005	—	—
					Property, plant and equipment	134,616	—	—
			Chunghwa Telecom Global Inc.	a	Accounts payable	32,301	—	—
					Operating costs and expenses	231,677	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	46,602	—	—
					Accounts payable	167,687	—	—
					Revenues	135,547	—	—
					Operating costs and expenses	350,009	—	—
			Honghwa International Co., Ltd.	a	Accounts receivable	59,218	—	—
					Accounts payable	787,593	—	—
					Revenues	126,179	—	—
					Operating costs and expenses	4,414,511	—	3
					Inventories	92,250	—	—
					Property, plant and equipment	103,067	—	—
			CHT Security Co., Ltd.	a	Accounts payable	37,471	—	—
					Operating costs and expenses	154,416	—	—
					Inventories	39,805	—	—
			International Integrated Systems, Inc.	a	Accounts payable	51,216	—	—
					Operating costs and expenses	243,429	—	—
					Inventories	23,883	—	—
			Aval Technologies Co., Ltd.	a	Accounts payable	30,468	—	—
					Operating costs and expenses	295,626	—	—
					Inventories	27,438	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	$40,811	—	—
					Operating costs and expenses	113,316	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2021, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2021.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

SEPTEMBER 30, 2021

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	467,321,184	6.02

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.